Exhibit 12

COCA-COLA BOTTLING CO. CONSOLIDATED

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
(in thousands, except ratios)	2017	2016	2015	2014	2013
Computation of Earnings:
Income before income taxes	$63,006	$92,712	$99,122	$55,618	$44,244
Add:
Interest expense	40,928	34,475	26,905	27,337	27,474
Amortization of debt premium/discount and expenses	1,082	1,855	2,011	1,938	1,933
Interest portion of rent expense(1)	6,223	4,564	2,977	2,523	2,380
Earnings as adjusted	$111,239	$133,606	$131,015	$87,416	$76,031

Computation of Fixed Charges:
Interest expense	$40,928	$34,475	$26,905	$27,337	$27,474
Capitalized interest	548	489	348	173	177
Amortization of debt premium/discount and expenses	1,082	1,855	2,011	1,938	1,933
Interest portion of rent expense(1)	6,223	4,564	2,977	2,523	2,380
Fixed charges	$48,781	$41,383	$32,241	$31,971	$31,964

Ratio of Earnings to Fixed Charges	2.28	3.23	4.06	2.73	2.38

(1)	Interest portion of rent expense includes one-third of net rent expense.